                                                                    EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES We have calculated our ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings are before tax and minority interest, plus fixed charges (excluding capitalize interest) and losses recognized from equity investments reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent expense, which is the portion of rent deemed representative of the interest factor.


                                                              Fiscal Year                                36 Weeks Ended
                                             ------------------------------------------------------   -------------------
                                             Dec. 27,   Dec. 26,   Dec. 25,   Dec. 30,    Dec. 29,     Sept. 8,  Sept. 7,
                                               1997       1998      1999       2000         2001         2001      2002
                                             --------   --------   --------   --------    ---------   --------   -------




NET INCOME (LOSS) BEFORE TAXES AND MINORITY
  INTEREST                                   $177        $(128)     $282        $501        $600        $535      $670

Undistributed (income) loss from equity
  investments                                  12            5         -           -           -           -         -

Fixed charges excluding capitalize interest   176          181       158         150         145         102       105
                                             ----        -----      ----        ----        ----        ----      ----
EARNINGS AS ADJUSTED                         $365        $  58      $440        $651        $745        $637      $775
                                             ====        =====      ====        ====        ====        ====      ====

FIXED CHARGES:
  Interest expense                           $164        $ 166      $140        $136        $132        $ 91      $ 92
  Capital interest                              1            1         1           1           1           -         -
  Interest portion of rental expense           12           15        18          14          13          11        13
                                             ----        -----      ----        ----        ----        ----      ----
TOTAL FIXED CHARGES                          $177        $ 182      $159        $151        $146        $102      $105
                                             ====        =====      ====        ====        ====        ====      ====

RATIO OF EARNINGS TO FIXED CHARGES           2.06          (A)      2.76        4.31        5.09        6.23      7.36




(A) As a result of the losses incurred in the fiscal year ended December 26, 1998, we were unable to fully cover the indicated fixed charges. Earnings did not cover fixed charges by $124 million in 1998.